Hecla Mining Company

December 11, 2007

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hecla Mining Company
Withdrawal of Registration Statement on Form S-3
Registration No. 333-126362

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Hecla Mining Company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (Registration No. 333-126362), filed with the Commission on July 1, 2005, and all exhibits thereto (the “Registration Statement”). No sales have been made or will be made pursuant to the Registration Statement. The Company requests the withdrawal of the Registration Statement because, subsequent to the filing thereof, it filed an automatically effective registration statement on September 7, 2007 (Registration No. 333-145919) (the “New Registration Statement”).

The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use, including under the New Registration Statement.

If you have any questions regarding this application for withdrawal, please contact David Sienko at Bell, Boyd & Lloyd LLP, counsel to the Company, at (312) 807-4382.

Very truly yours,

Hecla Mining Company

By:	/s/ Philip C. Wolf

Name:	Philip C. Wolf
Senior Vice President, General
Counsel and Secretary